September 24, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ameristock Mutual Fund, Inc.
Investment Company Act of 1940—Rule 17g-1(g)
Bonding of Officers and Employees
(Ameristock Mutual Fund File No. 811-09090)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940 (the “1940 Act”), enclosed herewith please find a copy of a rider (the “Rider”) to the investment company bond (the “Bond”) in favor of Ameristock Mutual Fund, Inc. (the “Fund”), a management investment company registered under the 1940 Act.  I have also enclosed: (1) resolutions of the Board of Directors of the Fund, including the Directors who are not “interested persons” of the Fund under the 1940 Act, approving the Bond with the inclusion of the Rider; and (2) a copy of the letter agreement required under Rule 17g-1(f) between the Fund and the other named insured under the revised Bond.  The term of the Bond is through October 31, 2007, and the premium for the Bond has been paid through October 31, 2007.  Had the Fund been the only named insured under its fidelity bond, it would have maintained a bond of at least the minimum amount required under Rule 17g-1(d)(1).

Please call me at (925) 376-3490 if you have any questions.

Very truly yours,

/s/ Howard Mah

Howard Mah
Secretary and Chief Compliance Officer
Ameristock Mutual Fund, Inc.

The following resolutions were adopted at a meeting of the Board of Directors of the Ameristock Mutual Fund, Inc. held on February 12, 2007:

APPROVAL OF FIDELITY BOND

RESOLVED, that having considered the expected value of the assets of the Ameristock Mutual Fund, Inc. (the “Fund”) to which officers or employees of the Fund may have access, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint bond, the amount of the premiums of the joint bond, the ratable allocation among all insured parties, whether the premium allocated to the Fund is less than what the Fund would have paid for a single bond, the type and terms of the arrangements made for the custody of the Fund’s assets, the nature of securities and other investments to be held by the Fund, and other requirements of Section 17(g) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17g-1 thereunder, the amount and form of the fidelity bond, and the premium to be paid by the Fund for the joint fidelity bond covering the officers of the Fund and employees of the Adviser and insuring the Fund against loss from fraudulent or dishonest acts, including larceny and embezzlement, by officers and employees of the Fund and certain other persons, with Great American Insurance Company in the amount of $1.5 million be, and hereby is, approved; and

FURTHER RESOLVED, that the officers of the Fund are hereby directed to:

(1)           File with the Securities and Exchange Commission (“SEC”) within 10 days after execution of the fidelity bond or amendment thereof:  (a) a copy of the bond, (b) a copy of each resolution of the Board of Directors, including a majority of the Directors who are not “interested persons,” approving the amount, type, form and coverage of such bond and the amount of the premium to be paid by the Fund, and (c) a statement as to the period for which the premiums for such bond have been paid;

(2)           File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount of the claim;

(3)           File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund; and

(4)           Notify by registered mail each member of the Board of Directors at his or her last known residence of:  (a) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of such cancellation, termination or modification; (b) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under (2) and (3) above are made with the SEC; and (c) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

The following resolution was adopted at a meeting of the Fund’s Board of Directors held on August 24, 2007:

APPROVAL OF JOINT FIDELITY BOND AGREEMENT

RESOLVED, that the agreement among Ameristock Mutual Fund, Inc. (the “Fund”), Ameristock ETF Trust (the “Trust”) and Ameristock Corporation providing that, in the event recovery is received under the joint fidelity bond covering both the Fund and the Trust as a result of a loss sustained by the Fund and one or more other named insureds under such bond, the Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Investment Company Act of 1940, is hereby ratified and approved in substantially the form provided to the Fund’s Board of Directors.

RIDER NO. 4

JOINT INSURED LIST

To be attached to and form part of Bond No. 263-84-16 - 08

In favor of Ameristock Mutual Fund, Inc.

It is agreed that:

1.      At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Ameristock ETF Trust

2.      This rider shall become effective as of 12:01 a.m. on 06/28/2007 standard time.

By:

(Authorized Representative)

INSURED COPY

263-84-16 - 08

CONFIDENTIALITY NOTICE

The information contained in this e-mail and any attachments may be confidential. If you are not an intended recipient, you are hereby notified that any dissemination, distribution or copying of this e-mail is strictly prohibited. If you have received this e-mail in error, please notify me and permanently delete the e-mail and any attachments immediately. You should not retain, copy or use this e-mail or any attachment for any purpose, nor disclose all or any part of the contents to any other person. Thank you.

1

AGREEMENT

Pursuant to Rule 17g-1(f) under the Investment Company Act of 1940

Ameristock Mutual Fund, Inc. (the “Fund”) and Ameristock ETF Trust (the “Trust,” and together with the Fund, the “Insureds”) are named as joint insureds pursuant to a bond issued by the Great American Insurance Companies (the “Bond”).  Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”) provides that where a registered management investment company such as one of the Insureds is named as insured under a joint insured bond, such investment company shall enter into an agreement with the other joint insureds providing for an equitable and proportionate share of any recovery under the bond as a result of any loss sustained.

Accordingly, it is agreed that in the event recovery is received under the Bond as a result of a loss sustained by more than one of the Insureds, each Insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount of the minimum coverage required for such Insured pursuant to Rule 17g-1(d) under the Act.

In addition, Ameristock Corporation (the “Adviser”), the investment adviser for each Insured, hereby indemnifies each Insured for the portion of any loss that would be covered by the Bond but for the deductible clause in the Bond, provided that the maximum liability of the Adviser under this letter shall not exceed $50,000 in the aggregate.

The Adviser agrees to promptly notify the independent trustees or directors and the independent accountants of an Insured at any time there is a loss that would have been covered by the Bond, but for the deductible clause.  Each Insured will maintain, in accordance with the general recordkeeping requirements of Rule 31a-2(a) under the Investment Company Act of 1940, a copy of any notice of loss sent to the independent trustees or directors of an Insured.

AMERISTOCK ETF TRUST		AMERISTOCK MUTUAL FUND, INC.

By:	/s/ Nicholas D. Gerber	By:	/s/ Nicholas D. Gerber
	Nicholas D. Gerber, President		Nicholas D. Gerber, President

Date: June 28, 2007		Date: June 28, 2007

AMERISTOCK CORPORATION

By:	/s/ Nicholas D. Gerber
Nicholas D. Gerber, President

Date: June 28, 2007